UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2019

GRANITE REAL ESTATE INVESTMENT TRUST

(Commission File Number: 001-35771)

(Name of registrant)

GRANITE REIT INC.

(Commission File Number: 001-35772)

(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2019	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/ Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

Date: October 23, 2019	GRANITE REIT INC.

	By:	/s/ Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Granite Real Estate Investment Trust Announces Increase to Previously Announced Bought Deal Equity Offering to C$256 Million